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03024285

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Aldershot Resources Ltd

*CURRENT ADDRESS

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2625 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/2/03

ALDERSHOT RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general meeting of the Shareholders of **ALDERSHOT RESOURCES LTD.** (the "*Company*") will be held at Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 3E8 on **July 15th, 2003** at the hour of 10:00 a.m. (Vancouver time) (the "*Meeting*") for the following purposes:

1. **TO** receive and consider the Report of the Directors.

2. **TO** receive and consider the audited financial statements of the Company for the fiscal period ending January 31, 2003, together with auditor's report thereon.

3. **TO** appoint Desai & Associates, Chartered Accountants, as auditor of the Company for the ensuing year.

4. **TO** authorize the directors of the Company to fix the remuneration to be paid to the auditor.

5. **TO** fix the number of Directors of the Company for the ensuing year at five persons.

6. **TO** elect the directors for the ensuing year to hold office until the next annual general election of directors or until their successors be elected or appointed in accordance with the *Company Act* of British Columbia and the Company's Articles.

7. **TO** ratify the issuance of an aggregate of 465,030 Series "A" Preferred Shares in the capital stock of the Company (the "*Preferred Shares*") at a price of $1.00 per Preferred Share to insiders of the Company in settlement of outstanding debts in the aggregate of $465,030 owing to such insiders and to approve the subsequent conversion of the 465,030 Preferred Shares into common shares in the capital stock of the Company on the basis of one Preferred Share for four common shares, resulting in the issuance of up to an aggregate of 116,256 common shares to the insiders.

8. **TO** approve the implementation of a formal Stock Option Plan wherein the Company will grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company, the form of such Stock Option Plan which is more particularly described in the attached Information Circular and attached as Schedule "A" to the Information Circular.

9. **TO** approve the granting of specific stock option held by insiders of the Company, as more particularly described in the attached Information Circular.

10. **TO** authorize the directors of the Company, in their sole discretion, subject to regulatory approval, if necessary, to negotiate and conclude such negotiations for the sale by way of private placement of securities in excess of 20% of the Company's then issued and outstanding share capital.

11. **TO** ratify and approve the actions of the directors and officers carried out on behalf of the Company during the preceding year.


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH. D.C.
155
SECTION

12. **TO** transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

All of the above matters are more fully described in the accompanying Information Circular under the heading "*Particulars of Matters to be Acted Upon*".

Shareholders of record on the Company's books at the close of business on June 13th, 2003 are entitled to notice of and to vote at the Meeting or at any postponement or adjournment thereof. Two shareholders or one or more proxyholder representing two shareholders, or one shareholder and a proxyholder representing another shareholder, constitutes a quorum for the conduct of business at the Meeting. The aforementioned proposals require approval by a majority of the Company's stock voted. Pursuant to the Company's governing documents, each common share is entitled to one vote.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management. If you so desire, you may appoint a representative in lieu of management's designations by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO, EVEN THOUGH YOU HAVE SENT IN YOUR FORM OF PROXY.

DATED at Vancouver, British Columbia, on the 17th day of June, 2003.

BY ORDER OF THE BOARD
ALDERSHOT RESOURCES LTD.

"Jeremy Caddy"

JEREMY CADDY,
President

ALDERSHOT RESOURCES LTD.

INFORMATION CIRCULAR

For the Annual General Meeting To Be Held on July 15th, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **ALDERSHOT RESOURCES LTD.** (the "*Company*") for use at the annual general meeting (the "*Meeting*") of the shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders, and at any adjournment thereof. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute instruments of proxy.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy (the "*Proxy*") are directors of the Company. **A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM/HER/IT ON HIS/HER/ITS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS/HER/ITS NOMINEE IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER PROXY.** ***THE COMPLETED PROXY SHOULD BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, SUITE 10th FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 OR WITH THE REGISTERED OFFICE OF THE COMPANY AT SUITE 501, TERMINAL CITY CLUB TOWER, 837 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3N6 ("REGISTERED OFFICE") AT LEAST FORTY-EIGHT (48) HOURS BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE SCHEDULED COMMENCEMENT OF THE MEETING.***

The Proxy must be signed by the shareholder or by his/her/its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with either the Registered Office or Pacific Corporate Trust Company at their addresses set out herein at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it.

THE SHARES REPRESENTED BY PROXY WILL BE VOTED OR WITHHELD FROM VOTING BY THE PROXY HOLDER IN ACCORDANCE WITH THE INSTRUCTIONS OF

THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ACCORDINGLY.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters that may properly be brought before the Meeting. At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "*non-registered*" shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a registered shareholder in respect of shares which are held on behalf of that person (the "*Non-Registered Holder*") but which are registered either (a) in the name of an intermediary (the "*Intermediary*") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("*CDS*")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and Form of Proxy (collectively referred to as the "*Meeting Material*") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Material to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Material to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Material will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise not complete. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with the Company's registrar and transfer agent, Pacific Corporate Trust Company, as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "*proxy*" or "*authorization form*") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management designated proxy holders named in the form and insert the Non-Registered Holder's name in the blank space provided (executed by the broker). In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of five hundred and ten million (510,000,000) common shares Five Hundred Ten Million (510,000,000) shares, divided into: (a) five hundred million (500,000,000) common shares without par value (the "*common shares*"); and (b) ten million (10,000,000) Series "A" Preferred Shares (the "*Preferred Shares*").

As of June 13th, 2003, 6,469,897 common shares of the Company were and are issued and outstanding and no Preferred Shares were outstanding. Each common share carries the right to one vote Only those shareholders of record on June 13th, 2003 holding common shares shall be entitled to vote at the forthcoming Meeting or any adjournment thereof in person or by Proxy.

The Notice of Meeting was filed in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer with securities administrators wherein the Company's registered shareholders have their addresses, and given to stock exchanges upon which the securities of the Company are listed and clearing agencies.

To the knowledge of the directors and officers of the Company there are no shareholders, beneficially owning, directly or indirectly, or exercising control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

INFORMATION CONCERNING DIRECTORS

Reference is also made to the heading below "*Particulars of Matters to be Acted Upon*", specifically sub-heading "*Election of Directors*" for additional information.

Nominees

Name, Country of Ordinary Residence and Other Positions, if any, held with the Company	Date First Became a Director	Number of Common Shares Beneficially Owned Directly or Indirectly[1]
Jeremy Caddy London, England *President, Chief Executive Officer and Director*	Feb. 9, 1998	250,999[2]

Name, Country of Ordinary Residence and Other Positions, if any, held with the Company	Date First Became a Director	Number of Common Shares Beneficially Owned Directly or Indirectly[1]
Jack Pearl [3] Burnaby, British Columbia *Director*	Feb. 9, 1998	12,457[2]
Michael Clements [3] Vancouver, British Columbia *Director*	July 31, 2000	8,000[2]
Ian M. Adam [3] Vancouver, British Columbia *Secretary, Chief Financial Officer and Director*	October 16, 2000	Nil
Robert M. Andrews York, United Kingdom *Director*	April 30, 2001	166,667[2][4]

(1) The number of shares beneficially owned by nominees for directors, directly or indirectly, as of the date hereof is based on information furnished by the nominees themselves.
(2) Represents free-trading shares owned directly.
(3) Member of Audit Committee.
(4) These shares are held in the name of Limco Seventy Six Limited.

Principal Occupation or Employment During the Past Five Years of Nominee Directors

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years.

Jeremy Caddy

Mr. Caddy graduated as a mining engineer from the Royal School of Mines, London and has over three decades of experience in the industry. This includes four years in Broken Hill, Australia with Consolidated Zinc Corporation (now Rio Tinto), followed by five years with consultants Kenneth McMahon & Partners of Sydney, Australia and three years in Malaysia serving as the Chief Executive Officer of a mining investment firm. Mr. Caddy is a director and officer of Thundelarra Exploration Ltd., a TSX Venture Exchange listed company.

During an eleven year stint in Singapore, Mr. Caddy acted as an independent business consultant for both resource and industrial concerns. Until recently, he was Chairman of G Four Limited, a British firm providing corporate finance advisory services to junior mining companies.

Mr. Caddy specializes in restructuring mining companies and locating financing for their growth.

Jack Pearl

Mr. Pearl is a professional engineering. Previously, Mr. Pearl was Chief Mechanical Engineer of Harnishchfeger of Canada, an equipment manufacturer.

Michael Clements

Since 1994, Mr. Clements has been with ISM Information Systems Management (B.C.) Corp., one of the largest information technology outsourcing companies in Canada, which was fully absorbed by Telus in 2000. Mr. Clements is presently an account executive with Telus Enterprise Solutions Partnership.

Ian M. Adam

Mr. Adam is a retired partner of Ernst and Young. Mr. Adam has extensive experience analysing the financial aspects of start-up, junior, and major mining companies.

Robert M. Andrews

Mr. Andrews is a graduate of Edinburgh University having studied civil engineering and economics. Mr. Andrews' career has largely been in North American stockbroking and investment banking. Mr. Andrews has been involved in the public financing of a large number of resource companies and projects. Mr. Andrews is the executive chairman of Angus & Ross plc, a company whose shares are quoted on the AIM market in London and involved in exploration for tantalum.

Audit Committee

Pursuant to the *Company Act*, R.S.B.C. 1996, C. 62, as amended (the "*Company Act*"), a reporting company is required to elect an audit committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. The audit committee's functions are to monitor overall adherence to a company's policy, the effectiveness of a company's internal audit personnel and their audit activities and to meet with a company's accountants and auditors on financial and audit matters, as appropriate. Presently, Messrs. Ian Adam, Jack Pearl and Michael Clements are members of the Company's audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Company's fiscal year end is January 31 in each calendar year.

Pursuant to BC Form 51-904F – Statement of Executive Compensation ("*Form 51-904F*") of the Regulation to the British Columbia *Securities Act*, R.S.B.C. 1996, c. 418 (the "*Securities Act*"), the Company is a "*small business issuer*", which is defined as a company that:

- had revenues of less than $25,000,000 in its most recently completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

For the purpose of this Information Circular:

> "*executive officer*" of a company means an individual who at the time during the year was the chairman or vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of a company or of its subsidiary or other person who performed a policy-making function in respect of a company;
>
> "*equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;

"*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment.

"*Public Float*" means the aggregate of the market value of each class of equity securities of a company, excluding securities that are beneficially owned, directly or indirectly, or over which control or direction is exercised by persons or companies that alone, or together with their respective associates and affiliates, beneficially own or exercise control or direction over more than 10% of the issued and outstanding equity securities of a company.

"*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

"*SAR*" means a stock appreciation right, which is a right, granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Named Executive Officers

The Company has one Named Executive Officer, being Mr. Jeremy Caddy, the President and Chief Executive Officer of the Company.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonuses during the three (3) most recently completed financial years, for services rendered to the Company.

Summary Compensation Table

Name and Principal Position[1]	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jeremy Caddy President and Chief Executive Officer	2003	$30,000[2]	Nil	Nil	Nil	Nil	Nil	Nil
	2002	$30,000[2]	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$30,000[2]	Nil	Nil	Nil	Nil	Nil	Nil

(1) Refer to the disclosure above the Summary Compensation Table for a description of the Company's Named Executive Officer
(2) Management fees

Long-Term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year the Company has not awarded or instituted any LTIP's in favour of its Named Executive Officer.

Option/SAR Grants during the most recently completed Financial Year

During the most recently completed Financial Year, the following Options or SAR'S were granted in favour of the Named Executive Officer.

Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Jeremy Caddy	200,000	N/A	$0.10	$22,000	Nov. 4, 2007

(1) The stock option was granted in the name of APUS Resource Consultants Inc., a private company wholly-owned by Juraj Adamec

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During its most recently completed financial year no Options and/or SAR's were exercised by the Company's Named Executive Officer.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Other than as set forth elsewhere in this Information Circular, there are no arrangement for compensation of the Named Executive Officer, or other directors of the Company, in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

COMPENSATION OF DIRECTORS

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for acting in their capacity as such;

(c) no compensation of any kind was accrued, owing or paid to any of the Company's directors for services rendered to the Company as consultants or experts; and

(d) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for services rendered, or proposed to be rendered, to the Company as consultants or experts.

Option/SAR Granted/Outstanding during the most recently completed Financial Year

During the financial year, the following Options were granted in favour of the directors, not including the Named Executive Officer (refer to "*Statement of Executive Compensation*" under the sub-heading "*Option/SAR Grants during the most recently completed Financial Year End*" for particulars of Options granted to the Named Executive Officers").

Name	Securities Under Option/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Jack Pearl [1]	140,000	N/A	$0.10	$15,400	November 4, 2007
Michael Clements	100,000	N/A	$0.10	$11,000	November 4, 2007
Ian M. Adam	100,000	N/A	$0.10	$11,000	November 4, 2007
Robert M. Andrews	100,000	N/A	$0.10	$11,000	November 4, 2007

(1) The stock option was granted in the name of Pacific Pearl Estates Ltd., a private company wholly-owned by Jack Pearl.

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the financial year end, no Options or SAR's were exercised by the Directors of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or officers of the Company, or any subsidiary thereof (if any), or any associates or affiliates of any of them, is or has been indebted to the Company at any time during the last three (3) completed fiscal years of the Company, in connection with the purchase of securities of the Company, or any subsidiary thereof (if any), or otherwise. There has been no indebtedness the subject of a guarantee, support agreement, letter of credit or other arrangement provided by the Company or any subsidiary thereof (if any).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed herein, none of the directors or officers of the Company, or any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Directors' Report to Shareholders and Financial Statements

The Directors' Report, audited financial statements of the Company for the fiscal year ending January 31, 2003 (the "*Financial Statements*") and the auditor's report thereon will be presented to the shareholders at the Meeting. The Directors' Report, Financial Statements and auditor's report are being mailed to shareholders of record with this Information Circular. Copies of the Directors' Report, Financial Statements, auditor's report, Notice of Annual General Meeting of Shareholders, Information Circular and

Form of Proxy will also be available from either the registered office of the Company or Pacific Corporate Trust Company.

Appointment and Remuneration of Auditors

The persons named in the enclosed Form of Proxy will vote for the appointment of Desai & Associates, Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Company's Board of Directors.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of five (5) persons. The names of further nominees for directors may come from the floor at the Meeting.

The Company has received no nominations for directors pursuant to provisions of the *Company Act* as set out in the Advance Notice of Meeting, published in The Vancouver Sun newspaper on May 15th, 2003.

Each director elected will hold office until the next annual general meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

Reference is made to the heading above "*Information Concerning Nominees Submitted by Management*" for particulars relating to nominees for director.

Issuance of Preferred Shares to Insiders and Subsequent Conversion to Common Shares

In order to settle its long term debt with a number of creditors, the Company agreed to issue Series "A: Preferred Shares in the capital stock of the Company (the "*Preferred Shares*") to such creditors at a deemed price of $1.00 per Preferred Share. Any and all Preferred Shares that have not been redeemed by the Company 48 months after the date of Issuance shall be converted into common shares in the capital stock of the Company on the basis of one Preferred Share for four common shares in the capital stock of the Company.

An aggregate of 465,030 Preferred Shares were issued to the following insiders (the "*Insiders*") as follows:

Name of Insider	Amount of Debt	How Debt Was Incurred	No. of Preferred Shares Issued	No. of Common Shares Issuable
Jack Pearl	$177,847	Loan advanced for expenditures on Venezuelan property	177,847	44,461
Maureen Pearl	$30,119	Loan advanced for general working capital	30,119	7,529
Jeremy Caddy	$257,064	Loan advanced to pay legal fees and other outstanding debts ($102,064) and management fees incurred over 62 months ($155,000)	257,064	64,266
Total:	**465,030**		**$465,030**	**116,256**

Accordingly, the Company will be seeking disinterested shareholder approval as follows:

(a) to ratify the issuance of an aggregate of 465,030 Preferred Shares at a price of $1.00 per Preferred Share to the Insiders in settlement of outstanding debts in the aggregate of $465,030 ; and

(b) to approve the subsequent conversion of the 465,030 Preferred Shares into common shares in the capital stock of the Company on the basis of one Preferred Share for four common shares, resulting in the issuance of up to an aggregate of 116,256 common shares to the Insiders.

Stock Option Plan

The Board of Directors of the Company wish to adopt a new stock option plan (the "*Stock Option Plan*"), subject to acceptance by the TSX Venture Exchange (the "*TSX*") and the shareholders of the Company.

The purpose of the Stock Option Plan is to allow the Company to grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the Company.

The existing stock options would remain in full force and effect in accordance with their terms and conditions. However, the total number of those existing options would be counted against the number set aside under the new Stock Option Plan. The Company currently has 640,000 stock options outstanding as follows:

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Jeremy Caddy	200,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Jack Pearl [1]	140,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Michael Clements	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Ian M. Adam	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Robert M. Andrews	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
TOTAL	**640,000**			

(1) The stock option was granted in the name of Pacific Pearl Estates Ltd., a private company wholly-owned by Jack Pearl.

The number of shares reserved for issuance under the Stock Option Plan shall be 646,900 shares representing 10% of the Company's issued share capital as at the date of this Information Circular, and as approved by the Board of Directors of the Company.

Management of the Company considers it desirable and in the best interests of the Company to establish the Stock Option Plan for the granting of future stock options to directors, officers, employees and service providers.

If the Stock Option Plan is not adopted, options will be granted and amended from time to time, subject to TSX approval in each instance.

The Board of Directors of the Company may grant options pursuant to the Stock Option Plan prior to the annual general meeting, on the basis that such options will not be exercisable unless and until the Stock Option Plan has been approved by the shareholders and accepted by the TSX.

A copy of the proposed Stock Option Plan is attached hereto as Schedule "A".

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

"**RESOLVED**, as an ordinary resolution, that:

1. the Stock Option Plan, in the form attached hereto as Schedule "A" and presented at the annual general meeting, be and is hereby approved;

2. the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan entitling the option holders to purchase common shares of the Company;

3. the maximum number of common shares of the Company that may be issuable pursuant to options granted under the Stock Option Plan will not exceed 10% of the number of issued shares of the Company at the time of granting of options under the Stock Option Plan;

4. the Board of Directors or any committee created pursuant to the Stock Option Plan be and is hereby authorized to make such amendments to the Stock Option Plan from time to time, as may be required by the applicable regulatory authorities, or may, in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of all applicable regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Stock Option Plan, the approval of the shareholders;

5. the approval of the Stock Option Plan by the Board of Directors be ratified, approved and confirmed and any one director of the Company be and is hereby authorized to execute any and all documents as the director deems necessary to give effect to the transactions contemplated in the Stock Option Plan;

6. the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of a Stock Option Plan if the Board of Directors of the Company deem it appropriate and in the best interest of the Company to do so;

7. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the TSX to obtain the approval of the TSX to the Stock Option Plan;

8. any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, all such documentation and other writings, including necessary treasury order(s), TSX filing forms, British Columbia Securities Commission filing forms and all other necessary regulatory forms, as may be required to give effect to the true intent of this resolution; and

9. the Board of Directors be authorized in its sole discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Stock Option Plan, if, in the Board of Directors' sole opinion, the circumstances so warrant.

Approval of Specific Options Granted

As of the date of this Information Circular, the Company has options outstanding for the right to purchase

640,000 shares, all of which options are held by insiders.

These specific stock options were granted outside the proposed Stock Option Plan and will not be governed by the proposed Stock Option Plan.

The policies of the TSX require that if an Option is granted to an insider, shareholder approval must also be obtained prior to the exercise of the Option. "*Insider*", as defined in the *Securities Act*, includes directors, senior officers and holders of greater than 10% of a company's issued share capital. Options to employees, management company employees or consultants who are not insiders do not require shareholder approval.

The shares of the Company are presently listed on the TSX. The policy of the TSX at the time the Company granted such options with respect to the granting of Options by the Company was, inter alia:

- the aggregate number of shares that may be reserved for issuance pursuant to Options shall not exceed 10% of the issued shares of a company at the time of granting, unless the grant is under a stock option plan which has been accepted by the TSX (at the time the options were granted, the Company did not have a proposed Stock Option Plan).

- the aggregate number of shares that may be reserved for issuance to any one individual pursuant to an Option shall not exceed 5% of the issued shares of a company at the time of granting;

- the aggregate number of shares that may be reserved for issuance to consultants shall not exceed 2% of the issued shares of a company at the time of granting;

- Options may be granted for a period of up to five years;

- the minimum exercise price of an Option shall be the greater of $0.10 or the Discounted Market Price. "*Discounted Market Price*" is defined by the TSX as the Market Price less the applicable discount. "*Market Price*", subject to certain exceptions, means the last closing price of a company's shares on the trading day before the grant of Options;

- if Options are granted within ninety days of a distribution by prospectus, then the minimum exercise price of the Option shall be the greater of the Discounted Market Price or the per share price paid by the public investors for the shares acquired by them during the distribution;

- all shares issued upon the exercise of Options must be legended with a four month hold period from the date the stock options are granted;

- no more than one Option may be granted to the same individual at any one time;

- an Option may be amended as to its exercise price only provided that at least six months have elapsed since the later of the date of granting of the Option, or the date the Option exercise price was last amended, or the date a company's shares commenced trading on the TSX; and

- an Option may be fully renegotiated provided that at least one year has passed since its original granting.

In connection with this transaction, shareholders will be asked to pass the following ordinary resolution:

"**RESOLVED**, as an ordinary resolution, that:

1. the granting of the following incentive stock option to the following insiders of the Company be and is hereby ratified, approved and confirmed:

Name of Optionee	No. of Optioned Shares Remaining	Exercise Price	Original Date of Grant	Expiry Date
Jeremy Caddy	200,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Jack Pearl [(1)]	140,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Michael Clements	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Ian M. Adam	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
Robert M. Andrews	100,000	$0.10	Nov. 4, 2002	Nov. 4, 2007
TOTAL	**640,000**			

(1) The stock option was granted in the name of Pacific Pearl Estates Ltd., a private company wholly-owned by Jack Pearl.

2. the Board of Directors, in their sole discretion, be and are hereby authorized to renegotiate as they deem fit, either the exercise price and/or the term of any stock option agreement, subject to approval of the TSX and in accordance with the policies of the TSX.

Private Placement

The Company may wish to raise additional working capital to provide for adequate funding for its ongoing business plans and for general corporate purposes. In order to do so, management may wish to complete a private placement of its securities. Any negotiation and completion of a private placement by the Company may result in the issuance by the Company of in excess of 20% of its then issued and outstanding share capital. Shareholder approval is required at any time when an issuer seeks to issue 20% or more of its share capital. To save the Company the time and expense of calling a further general meeting, shareholders will be asked to consider an ordinary resolution to authorize the directors to negotiate and conclude negotiations for the sale of the Company's securities by way of private placement, and to allot and issue such securities to the purchasers thereof.

Completion of any proposed private placement by the Company will be subject to regulatory approval. Further, any securities to be issued from the Company's treasury will be subject to applicable hold periods as prescribed by the *Securities Act* and the Exchange.

Acts and Deeds of Directors

Shareholders will be asked to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on behalf of the Company during the preceding year.

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, on the 17th day of June, 2003.

BY ORDER OF THE BOARD
ALDERSHOT RESOURCES LTD.

"Jeremy Caddy"

JEREMY CADDY,
President and Director

SCHEDULE "A"
ALDERSHOT RESOURCES LTD.
(the "*Company*")

INCENTIVE STOCK OPTION PLAN
(the "*Plan*")

1. PURPOSE OF THE PLAN

The purpose of the Plan is to assist the Company in attracting, retaining and motivating "*Directors*", "*Employees*" and "*Consultants*" of the Company (as those terms are defined in TSX Venture Exchange (the "*Exchange*") Policy 4.4, and which terms are hereinafter collectively referred to as "*Directors, Employees and Consultants*") and any of its subsidiaries and to closely align the personal interests of such Directors, Employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2. IMPLEMENTATION

The Plan and the grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of the Exchange and of any governmental authority or regulatory body to which the Company is subject.

3. ADMINISTRATION

The Plan shall be administered by the Board of Directors of the Company which shall, without limitation, subject to the approval of the Exchange, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it hereunder to such committee of directors of the Company as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan.

When used hereafter in the Plan, "*Board of Directors*" shall be deemed to include a committee of directors acting on behalf of the Board of Directors.

4. SHARES ISSUABLE UNDER THE PLAN

Subject to the requirements of the Exchange:

(a) the aggregate number of shares ("*Optioned Shares*") that may be issuable pursuant to options granted under the Plan will not exceed 10% of the number of issued shares of the Company at the time of the granting of options under the Plan;

(b) no more than 5% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Optionee (as hereinafter defined) in any twelve (12) month period;

(c) no more than 2% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Consultant in any twelve (12) month period;

(d) no more than an aggregate of 2% of the issued shares of the Company, calculated at the date the option is granted, may be granted to an Employee conducting "*Investor Relations Activities*" (as that term is defined in Exchange Policy 1.1) in any twelve (12) month period.

5. ELIGIBILITY

5.1 General

Options may be granted under the Plan to Directors, Employees and Consultants of the Company and any of its subsidiaries (collectively the "*Optionees*" and individually an "*Optionee*"). Subject to the provisions of the Plan, the total number of Optioned Shares to be made available under the Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board of Directors.

5.2 Options Granted to Employees, Consultants or Management Company Employees

The Company represents that, in the event it wishes to grant options under the Plan to Employees, Consultants or "*Management Company Employees*" (as that term is defined in Exchange Policy 4.4), it will only grant such options to Optionees who are bona fide Employees, Consultants or Management Company Employees, as the case may be.

6. TERMS AND CONDITIONS

All options under the Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.1 Exercise Price

The exercise price for each Optioned Share shall be determined by the Board of Directors but shall not, in any event, be less than the "*Discounted Market Price*" of the Company's common shares as traded on the Exchange (as that term is defined in Exchange Policy 1.1), or such other price as may be agreed to by the Company and accepted by the Exchange; **provided that** the exercise price for each Optioned Share in respect of options granted within ninety (90) days of a "*Distribution*" by a "*Prospectus*" (as those terms are defined in Exchange Policy 1.1) shall not be less than the greater of the Discounted Market Price and the price per share paid by public investors for listed shares of the Company under the Distribution.

6.2 Reduction in the Exercise Price of Options Granted to Insiders

In the event the Company wishes to reduce the exercise price of any options held by "*Insiders*" (as that term is defined in Exchange Policy 1.1) of the Company at the time of the proposed reduction, the approval of the disinterested Shareholders of the Company will be required prior to the exercise of any such options at the reduced exercise price.

6.3 Option Agreement

All options shall be granted under the Plan by means of an agreement (the "*Option Agreement*") between the Company and each Optionee in the form attached hereto as Appendix "I" or such other form as may be approved by the Board of Directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Company, or otherwise as determined by the Board of Directors.

6.4 Length of Grant

Subject to sections 6.10, 6.11, 6.12, 6.13 and 6.14 all options granted under the Plan shall expire not later than that date which is five (5) years from the date such options were granted.

6.5 Non-Assignability of Options

An option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Optionee only by such Optionee.

6.6 Vesting Schedule for Options Granted to Consultants conducting Investor Relations Activities

An Optionee who is a Consultant conducting Investor Relations Activities who is granted an option under the Plan will become vested with the right to exercise one-quarter (1/4) of the option upon the conclusion of every three (3) months subsequent to the date of the grant of the option, such that the Optionee will be vested with the right to exercise one hundred percent (100%) of his option upon the conclusion of twelve (12) months from the date of the grant of the option. (By way of example, in the event that Optionee did not exercise one-quarter (1/4) of his option at the conclusion of three (3) months from the date of the grant of the option, he would be entitled to exercise one-half (1/2) of his option upon the conclusion of six (6) months from the date of the grant of the option.)

6.7 Right to Exercise

Each Optionee, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.8 Exercise and Payment

Any option granted under the Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, giving notice to the Company specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Company) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by an Optionee the Company shall cause the transfer agent and registrar of shares of the Company to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice.

6.9 Rights of Optionees

The Optionees shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Company.

6.10 Third Party Offer

If at any time when an option granted under the Plan remains unexercised with respect to any common shares, an offer to purchase all of the common shares of the Company is made by a third party, the Company may upon giving each Optionee written notice to that effect, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

6.11 Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to the Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like of or by the Company, the Board of Directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company for those in another corporation is imminent, the Board of Directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board of Directors under this section 6.11 shall be full and final.

6.12 Termination for Cause

Subject to section 6.13, if an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Company or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

6.13 Termination Other Than For Cause

If an Optionee ceases to be either a Director, Employee, Consultant or Management Company Employee of the Company or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6.12 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a Director, Employee, Consultant or Management Company Employee to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either a Director, Employee, Consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

If an Optionee engaged in providing Investor Relations Activities to the Company ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent there were exercisable on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

6.14 Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

6.15 Hold Period

Any Optioned Shares to be acquired upon exercise shall be subject to a hold period, as required by the Exchange, and may not be traded for a period of four (4) months from the date of grant.

7. AMENDMENT AND DISCONTINUANCE OF PLAN

Subject to the acceptance of the Exchange, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under the Plan, without the consent of that Optionee.

8. NO FURTHER RIGHTS

Nothing contained in the Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, Employee or Consultant of the Company or of any of its subsidiaries.

9. COMPLIANCE WITH LAWS

The obligations of the Company to sell shares and deliver share certificates under the Plan are subject to such compliance by the Company and the Optionees as the Company deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

Approved by the Board of Directors
of **ALDERSHOT RESOURCES LTD.**
on June 10th, 2003.

APPENDIX "I"

ALDERSHOT RESOURCES LTD.
INCENTIVE STOCK OPTION PLAN
OPTION AGREEMENT

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL __________, 20_"

This Option Agreement is entered into between **ALDERSHOT RESOURCES LTD.** (the "*Company*") and the Optionee named below pursuant to the Incentive Stock Option Plan (the "*Plan*"), and confirms that:

On ____________________________, 20__ ____________________ (the "*Optionee*") was granted the option to purchase common shares (the "*Optioned Shares*") of the Company; at a price of $_____ per Optioned Share; exercisable from time to time up to but not after ________________, __________, and subject to the Vesting Schedule contained in section 6.6 of the Plan, if applicable; all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ___ day of __________________, ________.

SIGNED, SEALED AND DELIVERED)
by *)
in the presence of:)

____________________________) ____________________________
Name)

____________________________)
Address)

____________________________)
Occupation)

THE COMMON SEAL OF)
ALDERSHOT RESOURCES LTD.)
was hereunto affixed in the presence of:)

____________________________)
Authorized Signatory)

ALDERSHOT RESOURCES LTD.

(the "*Company*")

DIRECTORS' RESOLUTION

Pursuant to the powers vested in the Board of Directors by the Articles of the Company, the following resolutions were hereby passed as evidenced by the signatures hereto affixed of all of the directors of the Company, as of the 10th day of June, 2003.

EXECUTION IN COUNTERPART

RESOLVED that these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth below.

STOCK OPTION PLAN

WHEREAS:

(a) the Company wishes to implement a Stock Option Plan;

(b) the purpose of the Stock Option Plan is to allow the Company to grant options to its directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company;

(c) the Stock Option Plan will be presented to shareholders of the Company at the upcoming annual general meeting to be held on July 15th, 2003;

(d) a copy of such Stock Option Plan has been reviewed by the Board of Directors;

RESOLVED that:

(a) the Stock Option Plan, as reviewed by the Board of Directors, be and is hereby approved, subject to the approval by the shareholders of the Company and the requisite regulatory authorities;

(b) the terms of the Stock Option Plan be and are hereby approved;

(c) any one director or officer of the Company be authorized and directed to execute, on behalf of the Company, all such necessary documents in order to implement the Stock Option Plan;

(d) any one director and/or senior officer of the Company be authorized and directed to execute any notices, agreements, forms, and further documents, and to do all things necessary or desirable on behalf of the Company to effect the foregoing resolutions;

(e) any amendments requested by the regulatory authorities to obtain approval of the Stock Option Plan be and are hereby approved;

(f) Steven Sobolewski, Barrister and Solicitor, be authorized to file with the regulatory authorities all documentation necessary to obtain approval of the Stock Option Plan.

JEREMY CADDY	**JACK PEARL**
MICHAEL CLEMENTS	**IAN M. ADAM**
ROBERT M. ANDREWS	



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED Y / M / D	DATE OF REPORT Y / M / D
ALDERSHOT RESOURCES LTD.			03 / 01 / 31	03 / 06 / 12
ISSUER ADDRESS 1500 – 885 WEST GEORGIA STREET				
CITY VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3E8	ISSUER FAX NO. 604-682-6722	ISSUER TELEPHONE NO. 604-682-6718
CONTACT PERSON JEREMY CADDY		CONTACT' POSITION PRESIDENT AND CEO		CONTACT TELEPHONE NO. 604-682-6718
CONTACT EMAIL ADDRESS jcc4tlx@intergate.bc.ca		WEB SITE ADDRESS Not applicable		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"John C. Caddy"	JOHN C. CADDY	03 / 06 / 12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
"Ian M. Adam"	IAN M. ADAM	03 / 06 / 12

ALDERSHOT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Audited)

FOR THE YEAR ENDED JANUARY 31, 2003

Quarterly Report FORM 51-901F **SCHEDULE A**

ISSUER DETAILS

For Quarter Ended:	January 31, 2003
Date of Report:	June 12, 2003
Name of Issuer:	Aldershot Resources Ltd.
Issuer's Address:	#1500 - 885 West Georgia Street, Vancouver, BC, V6C 3E8
Issuer's Fax Number:	604-682-6718
Issuer's Phone Number:	604-682-6722
Contact Person:	John C. Caddy
Contact Position:	President and CEO
Contact Phone Number:	604-682-6718
Contact E-mail:	jcc4tlx@intergate.bc.ca
Website:	N/A

CERTIFICATE

The *One/Two* schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Quarterly Report will be provided to any shareholder who requests it.

Director Name: John C. Caddy  Date Signed: June 12, 2003

Director Name: Ian M. Adam  Date Signed: June 12, 2003



DESAI AND ASSOCIATES
Chartered Accountants
Incorporated Professionals
Suite 201 - 5990 Fraser Street, Vancouver B.C., V5W 2Z7 Tel: (604) 321-9992 Fax: (604) 321-9998

AUDITOR'S REPORT

We have audited the Consolidated Balance Sheet of Aldershot Resources Ltd. as at January 31, 2003 and 2002 and the Consolidated Statement of Loss and Deficit and Changes in Financial Position for the years and period then ended. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the company as at January 31, 2003 and 2002 and the results of its operations and changes in financial position for the years then ended in accordance with generally accepted accounting principles.

As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

DESAI AND ASSOCIATES
Chartered Accountants



Vancouver, British Columbia
May 6, 2003

Aldershot Resources Ltd.
Consolidated Balance Sheets

Statement 1

		January 31, 2003		January 31, 2002
ASSETS				
Current Assets				
Cash	$	**87,579**	$	79,257
Accounts receivable		**1,206**		4,296
Prepaid expense		**2,733**		5,900
		91,519		89,453
Capital Assets *(Note 3)*		**721**		935
Resource Properties *(Note 4)*		**165,832**		24,876
	$	**258,072**	$	115,264
LIABILITIES				
Current Liabilities				
Accounts payable	$	**24,411**	$	46,299
Long-term Liabilities *(Note 5)*		--		823,513
SHAREHOLDER'S EQUITY (DEFICIT)				
Share Capital *(Note 6)*				
Authorized: 10,000, 000 (2002 - Nil) Series "A" Cumulative, Redeemable, Convertible Preferred shares of $1.00 par value each				
Issued: 744,932 (2002 - Nil *(Note 6(d)*		**744,932**		–
Authorized: 500,000,000 (2002 - 500,000,00) common shares with no par value				
Issued: 6,469,897 (2002 - 3,517,897)		**2,046,014**		1,750,814
Deficit, *Statement 2*		**(2,557,286)**		(2,505,362)
		233,661		(754,548)
	$	**258,072**	$	115,264

Approved by the Board

Continuing Operations *(Note 1)*



Director



Director

See accompanying notes to Consolidated Financial Statements

Aldershot Resources Ltd.
Consolidated Statements of Loss and Deficit

Statement 2

	For the Year ended January 31, 2003	For the Year ended January 31, 2002
Administrative Expenses		
Amortization	$ **214**	$ 282
Bank charges	**167**	321
Financing fee	**1,900**	10,000
Foreign exchange	**4,838**	–
(Gain) on debt settlement	**(91,692)**	–
Interest	**24,774**	54,326
Management fees	**30,000**	30,000
Professional fees	**41,022**	39,156
Regulatory and trust company fees	**15,309**	14,713
Office, rent, secretarial and administration	**2,842**	(6,211)
Shareholder information	**7,944**	2,556
Travel	**14,606**	12,328
Loss for the Year	**51,924**	157,471
Deficit - Beginning of Year	**2,505,362**	2,347,891
Deficit - End of Year	$ **2,557,286**	$ 2,505,362

See accompanying notes to Consolidated Financial Statements

Aldershot Resources Ltd.
Consolidated Statements of Cash Flows

Schedule 1

	For the Year ended January 31, 2003	For the Year ended January 31, 20002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (51,924)	$ (157,471)
Items not affecting cash:		
Amortization	214	282
Financing fee	–	10,000
(Gain) on debt settlement	(91,692)	–
	(143,402)	(147,189)
Changes in non-cash working capital	(15,631)	29,476
Net Cash Flows from Operating Activities	(159,033)	(117,713)
CASH FLOWS FROM FINANCING ACTIVITIES		
Long-term liabilities	3,112	73,800
Share capital issued	295,200	140,000
Net Cash Flows from Financing Activities	298,312	213,800
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in resource properties	(130,956)	(16,875)
Net Cash Flows from Investing Activities	(130,956)	(16,875)
INCREASE (DECREASE) IN CASH	8,323	79,212
CASH - OPENING BALANCE	79,256	45
CASH - CLOSING BALANCE	$ 87,579	$ 79,257

See accompanying notes to Consolidated Financial Statements

1. Nature of Operations and Continuing Operations

Aldershot Resources Ltd. ("the Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. As at January 31, 2003, the Company had working capital of $67,108 (2002 - $43,154) and an accumulated deficit of $2,557,286 (2002 - $2,505,362). The Company's ability to continue as a going concern depends on its ability to successfully raise additional financing. If the Company is unable to obtain additional financing the Company may be forced to realize its assets at amounts significantly lower than the current carrying value.

2 Significant Accounting Policies

(a) Principles of Consolidation

These consolidated statements include the accounts of the Company, which is the accounting subsidiary, and its accounting parent, Can-Dore Diamond Mining Corporation ("Can-Dore").

(b) Resource Properties

The Company capitalizes all acquisition, exploration and development costs by property. The carrying value of pre-production and exploration properties is reviewed periodically and either written-off when it is determined that the expenditures will not result in the discovery of economically recoverable ore reserves or transferred to producing mining property, plant and equipment when commercial development commences.

The recoverability of amounts shown for pre-production and exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to finance the development of the properties and on the future profitable production or proceeds from the disposition thereof.

(c) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining balance method at an annual rate of between 20% and 30%. The Company's capital assets consist of office and computer equipment.

(d) Deferred Financing Charges

The Company periodically raises equity to continue its business plans. Cost associated with raising equity are deferred until the funds are raised or there is a high probability that the funds will not be raised.

2. Significant Accounting Policies (Continued)

(e) Foreign Exchange

The Company uses the temporal method of translation foreign currency transactions to Canadian dollars. Under this method, monetary assets and liabilities are translated at the rate in effect at the balance sheet date. Other balance sheet items, revenues and expenses are translated at the rate prevailing on the respective transaction dates. Exchange gains and losses related to current monetary items are included in income. Exchange gains and losses related to non-current monetary items are deferred and amortized over the remaining lives of the monetary items to which they relate.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Capital Assets

Details are as follows:	Cost	Accumulated Depreciation	Net Book Value
January 31, 2003			
Furniture and fixtures	**$ 4,541**	**$ 4,009**	**$ 532**
Computer equipment	**1,860**	**1,671**	**189**
	$ 6,401	**$ 5,680**	**$ 721**
January 31, 2002			
Furniture and fixtures	$ 4,541	$ 3,876	$ 665
Computer equipment	1,860	1,590	270
	$ 6,401	$ 5,466	$ 935

4. Resource Properties

Details are as follows:

		January 31, 2003		January 31, 2002
Terra de Oro Mining Property - Chile				
Acquisition	$	**62,803**	$	8,000
Exploration		**16,875**		16,875
		79,678		24,875
Exploration Licenses - Western Australia				
Acquisition		**86,153**		–
Other		1		1
		165,832		24,876

On November 28, 2000, the Company entered into a memorandum of understanding) with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd ("PBX") whereby Minera has granted the Company the sole and exclusive right and irrevocable option ("the "Option") to acquire up to a 70% interest in five mining concessions (the "Concessions") located in the Republic of Chile. Minera is the owner of the Concessions and is a wholly-owned subsidiary of PBX. In order to keep the option in good standing the Company is required to pay Minera; a total of $290,000,of which US$5,000 (Cdn$8.000) has been made, and issue a total of up to 400,000 common shares, of which 100,000 common shares were issued on October 22, 2002, the date of the closing. The Company must expend US$ 80,000 prior to the first anniversary, including the US$5,000 already paid, prior to the first anniversary of the closing in order to earn the initial 40% i intrest in the Concessions.

The Company may increase its interest in the Concessions to 51% by expending an additional US$200,000 prior to the second anniversary of the closing and, on the second anniversary of the closing, making a cash payment of US$50.000 and issuing another 100,000 common shares.

The Company may increase its interest in the Concession to 70% by expending an additional US$300,000 prior to the third anniversary of the closing , making a cash payment of US$200.000 and issuing another 100,000 common shares, and expending a further US$600,000 prior to the fourth anniversary of the closing.

10,000 common shares were issued on October 22, 2002, as a finders' fee.

In December 2002, the Company signed a letter of intent with Ripplesea Pty. Ltd. with respect to seven exploration licenses in Western Australia. Under the terms of the letter of intent, the Company has paid $86,153 to reimburse costs expended to date and to acquire a 50% interest in the licenses. The Company will increase its interest to 75% upon completion of a bankable feasibility study on any projects with in the area covered by the licenses. The Company will be the manager of the projects and must keep all licenses in good standing. In the event that any license is deemed to have no value, the Company and Ripplesea may mutually agree to drop the license.

5. Long-term Liabilities

During the year ended January 31, 2002, the Company reclassified certain of its liabilities as long-term liabilities in anticipation of a share for debt settlement. This settlement was concluded on September 3, 2002, at which time these liabilities totalled $867 ,310 and included $257,064 due to a director and officer. The Company has settled these debts by by issuing 744,932 Series "A" cumulative, redeemable, convertible preferred shares for a value of $744,932 and making a cash payment of $30,000 to retire the remaining $122,388. (See note 6(c)).

6. Share Capital

(a) Authorized Share Capital: 500,000,000 (2002 - 500,000,000) common share with no par value.

(b) Issued share capital	**January 31, 2003**		January 31, 2002	
	Shares	**Amount**	Shares	Amount
Opening balance	**3,517,897**	**$ 1,750,814**	1,791,485	$ 1,455,310
Issued for cash	**2,500,000**	**250,000**	–	–
Issued for property	**100,000**	**10,000**	–	–
Issued as a finders' fee	**10,000**	**1,000**	–	–
Issued in settlement of debt	**342,000**	**34,200**	726,412	145,504
Issued as a private placement	--	–	1,000,000	150,000
Closing balance	**6,469,897**	**$ 2,016,014**	3 ,517,897	$ 1,750,814

(c) Preferred Shares

The Company has authorized Series "A" Cumulative, Redeemable. Convertible Preferred share capital of 10,000,000 shares of $1.00 part value each. As of January 31, 2003, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1:00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared.

At January 31, 2003, undeclared dividends of $30,410 were due to the holders of these shares.

(d) Shares for Debt

During the year ended January 31, 2003, the Company issued 342,000 common shares at a deemed value of $0.10 per share to shareholders who purchased accounts payable in the amount of $34,200 from the Company.

(e) Options and Warrants Outstanding

As at January 31, 2003 there were Nil (2002- Nil) share purchase options outstanding. As at January 31, 2003 there were 3,500,000 (2002 - 2.000,000) share purchase warrants outstanding. 1,000,000 warrants, exercisable at $0.20 per share expire November 28, 2003. 2,500,000 warrants are exercisable at $0.10 per share until October 21, 2003 and at $0.15 per share until October 21, 2004, at which time they expire.

7. Income Taxes

The Company has non-capital losses for income taxes totalling approximately $902,000 which, under certain terms and conditions, may be carried forward and applied to reduce future taxable income. The potential benefit associated with these losses is not reflected in these consolidated financial statements.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements consist of:

(a) management fees of $30,000 (January 31, 2002 - $30,000) to a director and officer of the Company.

(b) undeclared dividends of $10,494 (January 31, 2002 - Nil) are due a director and officer of the Company,

(c) interest charges of $6,980 (January 31, 2002 - $11,850) were paid or credited to a director of the Company, and

(d) undeclared dividends of $7,260 (January 31, 2002 - Nil) are due a director of the Company.

9. Financial Instruments

(a) Fair values

The Company's financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates carrying values due to the short-term to maturity of the financial instruments and similarity to current market prices.

The Company estimates the fair value of its notes payable using discounted cash flows assuming a borrowing rate equal to prime rate plus 6%. The fair value is not significantly different from the fair value.

SCHEDULE "A":

Financial Information

Attached are the audited financial statement of Aldershot Resources Ltd. as of January 31, 2003

SCHEDULE "B":

Supplementary Information
Quarterly Period Ended: January 31, 2001

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales, and general and administrative expenses set out in Schedule A. State the aggregate amount of expenditures made to parties not at arm's length from the issuer:

(a)	Deferred costs:	None
(b)	Exploration and development expenses:	See Note 4 to attached Schedule "A"
(c)	Cost of sales:	None
(d)	General and administrative expenses:	See Statement 2 attached to Schedule "A"
(e)	Related party transactions:	See Note 8 included in Schedule "A"

2. FOR THE QUARTER UNDER REVIEW:

(a) Summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.), number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid:

None

(b) Summary of options granted, including date, number, exercise price and expiry date: None

3. AS AT THE END OF THE QUARTER:

(a) Particulars of authorized capital and summary of shares issued and outstanding:

See Note 6(a) to attached Schedule "A" re number of common shares issued and outstanding.
See Note 6(c) to attached Schedule "A" re number of Series "A" Cumulative, Redeemable, Convertible Preferred shares issued and outstanding

(b) Summary of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

Incentive Stock Options:	None
Warrants:	See Note 6(e) to attached Schedule "A"

(c) Total number of shares in escrow or subject to a pooling agreement:

Escrow:	None
Pool:	None

(d) List of directors:

Ian M. Adam
Michael Clements
Jack L. Pearl
Jeremy Caddy
Robert M. Andrews

(e) List of officers:

Jeremy Caddy - President and CEO
Ian M. Adam - Secretary and CFO

SCHEDULE "C":
Management Discussion and Analysis
Year Ended: January 31, 2003

1. General Introduction

Transactions implemented during the year under review, have enabled the Company to meet the Exchange's maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning to the Company its active status with effect from October 22, 2002.

Aldershot Resources Ltd is principally engaged in mineral exploration on an Iron Oxide hosted Copper Gold (IOCG) type target often found in the Copiapo Area of Chile's Region III. Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

2. Description of Business

The Company is engaged in the acquisition and exploration of resource properties.

Discussion of Operations and Financial Condition

Resource Properties Material to the Company

The Company's assets are discussed in the following paragraphs in some detail and the material terms of any acquisition or disposition made during the period under review and subsequently, are fully disclosed:

Chilean Mining Property

On November 28, 2000, the Company entered into a memorandum of understanding ("MOU") with Minera IPBX Ltd. ("Minera") and International PBX Ventures Ltd. ("Int'l), collectively known as the vendors (the "Vendors"). Pursuant to the terms of the MOU, Minera granted the Company the sole and exclusive right and irrevocable option (the "Option") to acquire up to a seventy percent (70%) interest in and to five (5) copper, silver and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects (the "Concessions"). The Concessions are located on the eastern section of the Tierra de Oro mining property which, in its entirety, covers approximately 7,000 hectares of land located in the Chanarcillo District in the Republic of Chile (the "Property"). Minera is the owner of the Property and Int'l is the sole shareholder of Minera.

The principals of Minera and Int'l are at arm's length to the Company.

In order to keep the Option in good standing, the Company must:

pay Minera an aggregate amount of US$290,000 (the "Cash"), US $5,000 of which was paid upon acceptance of the MOU;

allot and issue to Minera up to an aggregate of 400,000 common shares of Company , of which 100,000 shares have been issued on October 21, 2003 ("Property Shares") at a deemed price per Property Share to be calculated in accordance with Exchange rules and policies; and

incur expenditures up to a maximum amount of US$1,180,000 for the development of the Concessions (the "Expenditures").

Int'l and Minera have agreed to accept the Property Shares subject to whatever restrictions or conditions are imposed by the Regulatory Authorities.

In order to acquire an initial 40% right, title and interests in and to the Concessions, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$80,000, during the period commencing upon closing until the first anniversary date following closing (the "First Anniversary"); and

100,000 Property Shares and Cash in the amount of US$25,000, upon the First Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 51%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$200,000, during the period commencing upon the First Anniversary until the second anniversary date following closing (the "Second Anniversary"); and

100,000 Property Shares and Cash in the amount of US$50,000, upon the Second Anniversary date.

In order to bring the Company's right, title and interest in and to the Concessions to 70%, the Company must allot and issue, pay and/or incur the following:

expenditures in the amount of US$300,000, during the period commencing upon the Second Anniversary until the third anniversary date following closing (the "Third Anniversary");

100,000 Property Shares and Cash in the amount of US$200,000, upon the Third Anniversary date; and

expenditures in the amount of US$600,000, during the period commencing upon the Third Anniversary until the fourth anniversary following closing.

At the Company's sole discretion, at any time following acquisition by the Company of the initial 40% interest in and to the Concessions, the Company, Minera and Int'l may enter into and be bound by the terms of a joint venture agreement.

The Property Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Act (BC) and Securities Rules (BC), twelve (12) months from the later of the date of acceptance of the transaction by the Exchange or the date upon which a part of the Interest is transferred to the Company; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Property Shares.

As a subsequent event, on March 18,2003, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2003, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2003 and on each anniversary thereafter as they become due. All other terms and conditions of the MOU remain as in the original.

B.J. Price Geological Consultants Inc of Vancouver, British Columbia ("BJP") has prepared a Geological Report on the Concessions and has paid a visit to the site of the concessions during the period June 4, 2001 and June 11, 2001 thereby completing the Company's due diligence. BJP is designated as a qualified person with the ability and authority to verify the authenticity and validity of the data. All samples were analysed by Acme Analytical Laboratories SA, of Chile, affiliated with Acme Analytical laboratories of Vancouver, BC. BJP filed its amended independent review of the Property Transaction with the Exchange in September 2001. The Exchange notified the Company that the amended independent review of the Property Transaction had been accepted for filing on February 13, 2002. Additional financing was completed (See below: Private Placement). The Exchange acceptance of the property acquisition was granted on October 22, 2002 as part and parcel of the Company's reactivation and achieving Tier 2 Tier Maintenance status.

Western Australian Mining Property

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd ("Ripplesea") of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements cover approximately 900 square kilometers and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen (the "HCO").

Under the terms of the Letter of Intent, Aldershot has a 50% equity in all tenements and has the right to increase this equity to 75% by completing a bankable feasibility study on any project within the tenement holding. Aldershot is the Manager of the project and must keep all tenements in good standing. An amount of approximately $87,000 was paid to Ripplesea as reimbursement of Ripplesea's target generation costs, the undertaking of geophysical and geological desk studies on the project area tenements and reports thereon, an independent valuation report of the project areas and initial tenement application costs.

All the projects are located within the HCO, a 400 kilometers long by 70-100 kilometer wide belt of strongly metamorphosed and deformed volcanic, sedimentary and intrusive Proterozoic rocks which host a wide variety of mineralization styles including Ni-Cu-PGE, gold and base metals. Australia's most advanced chromitite hosted PGE deposit occurs within the province at the Panton Sill, where a feasibility study is nearing completion. The current resource at Panton Sill stands at 4.3 million ozs PGE+gold. A second feasibility study is also underway on the nearby Sally Malay nickel-copper deposit where an open cut and underground mining operation is scheduled to commence at the end of 2003.

The Aldershot tenements have a number of interpreted mafic/ultramafic intrusions that require systematic assessment for their Ni-Cu-PGE potential. Initial exploration will involve the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information.

Desk studies carried out for and on behalf of the Company by Thundelarra Exploration Ltd geologists employing its extensive data base of information on the East Kimberley Region of Western Australia have identified important new targets for exploration. Field exploration will commence in the winter months after the monsoon season. and will involve geological mapping and stream sediment sampling of prospective areas outlined from the regional studies.

Debt Settlement

The Company has settled an amount of $34,200 by the issuance of 342,000 common shares to two of the Company's shareholders at a deemed price of $0.10 per common share (the "Debt Shares"). Regulatory approval for the issuance of the Debt Shares was received on June 24, 2002 and the shares have been issued.

The Debt Shares will be subject to the following two (2) hold periods:

* pursuant to the Securities Rules (BC), twelve (12) months from the date on which payment of the Debt became due; and

* pursuant to the rules and policies of the Exchange, four (4) months from the date of issuance of the Debt Shares.

As of August 31, 2002, the Company had Long-term Liabilities amounting to $871,309. The Company reached agreement with the creditors involved to settle these Long-term Liabilities. As its final stage in completing its reactivation, the Company has issued an aggregate of 744,932 Series "A" Preferred Shares at a deemed price of $1.00 each share, to various creditors to settle the Company's long-term debt in the amount of $744,932. The Preferred Shares are convertible into common shares of the Company at the rate of four (4) common shares per one (1) Preferred Share over a period of four (4) years from the date of their issuance.

In addition the Company has settled a debt of $122,377 owing to one creditor with a payment of $30,000 in full and final settlement of that debt. The proposal for the creation of this class of shares was voted on and passed at the Company's annual general/special meeting of shareholders held on July 30, 2002.

Transactions with Related Parties

During the year ended January 31, 2003 management fees amounting to $30,000 (January 31, 2002 - $30,000) were paid to a director and officer of the Company; an undeclared dividend of $10,494 (January 31, 2002 - Nil) was credited to a director and officer of the Company; interest of $6,980 (January 31, 2002 –$11,850) was paid or credited to a director of the Company, and an undeclared dividend of $7,260 (January 31, 2002 –$Nil) was credited to a director of the Company.

Management

The directors and officers of the Company are as follows:

Jeremy Caddy, President, Chief Executive Officer, Director
Ian M Adam, Chief Financial Officer, Secretary, Director
Jack L Pearl, Director
Michael Clements, Director
Robert M Andrews, Director

Shares Issued and Outstanding

As of January 31, 2003, the Company has 6,469,897 common shares issued and outstanding as fully paid and non-assessable (January 31, 2002 – 3,517,897).

The Company has authorized Series "A" cumulative convertible redeemable Preferred Share capital of 10,000,000 of $1.00 per share par value each. As of January 31, 2003, the Company has issued 744,932 of these shares in retirement of long-term debt. These shares carry a 10% dividend cumulative; are convertible into common shares at the ratio of one Preferred Share for four common shares and are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the Preferred Shares at a price of $1.00 per share. In the event of such conversion the Company will also pay all outstanding dividends declared or undeclared.

3. Investor Relations

As of the date hereof the Company has no investor relations contracts.

Special Resolutions Passed by the Company

Special Resolutions passed by shareholders at the Company's annual general/special meeting held on July 30, 2002 included the alteration of Authorized Share Capital by the creation of Series "A" Preferred Shares and the subscription of an aggregate of 2,500,000 units of the Company by Ioma Pty Ltd and the change of control of the Company resulting from the issuance of the shares and warrants to Ioma Pty Ltd were approved and confirmed by the required minimum of three-quarters of the votes cast by the Members in person or by proxy at the meeting.

4. Subsequent Events

Excepting that on March 18.2003, in consideration of the Company paying to Int'l $8,800 the Company, Minera and Int'l entered into a fourth amended MOU such that the Agreement Date has been extended to December 31, 2003, and the Company has undertaken to pay all necessary government fees relating to the Concessions on December 31, 2003 and on each anniversary thereafter as they become due -- all other terms and conditions of the MOU remaining as in the original -- there has been no significant event which has taken place subsequent to the end of the period under review and prior to the date of this report.

5. Financings Principal Purposes and Milestones

In November 2001, the Company closed a non-brokered private placement of 1,000,000 units at a price of $0.15 per unit; one unit being one common share and one non-transferable share purchase warrant entitling the subscriber to acquire one common share for $0.15 in the first year after approval by the regulatory authorities and $0.20 in the second year. The private placement was closed fully subscribed with $150,000 net funds being realised.

Following is the budget for the Phase I program which runs from the date of Closing of the Property Transaction with the Vendors until the First Anniversary date, when the Company should have earned its initial 40% interest in and to the Concessions:

Description	Costs US Dollars
Detailed geological mapping and sample collection:	$15,000
Analysis (samples collected. during mapping):	7,000
Grid preparation and support costs:	8,000
IP contract costs:	15,000
Reconnaissance drilling (all inclusive):	75,000
Total:	US$120,000

Or, in Canadian funds: $185,000

If results from the Phase I program are positive, a Phase II program, at an estimated cost of US$200,000 or $310,000 in Canadian funds, will commence after the First Anniversary, which is expected to be during the 2002 field season. This program will further test existing targets using both the diamond and larger diameter reverse circulation drilling techniques. If the Company elects, however, to have the Joint Venture formed on or after the First Anniversary date, then any costs relating to the Phase II program will be borne by the Company, Minera and Int'l, based upon their pro-rata interests in and to the Concessions.

Private Placement

As approved by the shareholders of the Company at the annual general/special meeting held on July 30, 2002, the Company closed its private placement of 2,500,000 units, each unit consisting of one common share and one non-transferable share purchase warrant, at a price per unit of $0.10 to Ioma Pty Ltd. Each warrant will entitle Ioma Pty Ltd to acquire one additional common share of the Company for a period of two years, at $0.10 until the anniversary of the closing of the private placement and thereafter at $0.15. The securities have been issued with the required hold periods expiring October 21, 2003.

Proceeds from this private placement amounting to approximately $250,000, will be utilised by the Company as follows:

Description	Amount
To exercise the First Option and acquire an initial 40% interest in and to the Concessions (US $120,000 converted to Canadian funds)	185,000
Unallocated working capital	65,000
Total:	$250,000

Future Funding

Should the Company receive favourable results from its initial exploration of the Concessions, the Company will require additional financing to exercise the Second and Third Options described above. In such event the Company will consider conducting a public offering of its securities.

6. Liquidity and Solvency

The Company's financial statements are prepared on a going concern basis that assumes that the Company will be able to realise assets and discharge liabilities in the normal course of business.

As at January 31, 2003, the Company had positive working capital (deficit) of $67,108 (January 31, 2002 - ($43,154)) and an accumulated deficit of $2,557,286 (January 31, 2002 - $2,505,362).

The Company's ability to continue as a going concern depends on it ability to raise additional financing successfully. If the Company is unable to obtain additional financing it may be forced to realise its assets at amounts significantly lower than the current carrying value.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Caddy, President and CEO, Aldershot Resources Ltd (604) 682 6718

ALDERSHOT RESOURCES LTD.

#1500, 885 West Georgia Street
Vancouver, BC V6C 1V5
Tel: 604.682.6718
Fax: 604.682.6722

DIRECTORS' REPORT TO SHAREHOLDERS

2002 has been an even busier year for Aldershot Resources Ltd. (the "*Company*") than was last year. Transactions implemented during the year under review have enabled the Company to meet the TSX Venture Exchange's (the "*Exchange*") maintenance requirements for a company classified by the Exchange as a Tier 2 issuer, thereby returning the Company to its active status with effect from October 22, 2002.

The Company has a quality portfolio of exciting exploration projects. An Iron Oxide hosted Copper Gold (IOCG) type of target found in the Copiapo Area of Chile's Region III and similar to Phelps Dodge's 400 million tonnes Candelaria deposit, presents strong possibilities for the Company and the letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia has excellent potential also.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders

On November 28, 2000, the Company entered into a memorandum of understanding with the International PBX Ventures Ltd.group of companies. Pursuant to the terms of the memorandum of understanding, International PBX Ventures granted to the Company the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to five copper and gold exploration and mining concessions covering approximately 1,000 hectares of land which are known as the Lomitas and Cortez prospects. The Concessions are located in the Chanarcillo District in the Republic of Chile.

The Company must pay an aggregate amount of US$290,000 to International PBX Ventures Ltd, US $5,000 of which was paid upon acceptance of the memorandum of understanding; allot and issue to International PBX Ventures up to an aggregate of 400,000 common shares of the Company, of which 100,000 shares have been issued on October 21, 2003 and incur expenditures up to a maximum amount of US$1,180,000 for the development of the concessions.

No formal agreement has been entered into as of the date of this report but the memorandum of understanding has been extended up to December 31, 2003.

Management is encouraged to pursue the Chilean project as it could be an Iron Oxide hosted Copper Gold type target similar to Phelps Dodge's 432 Mt Candelaria deposit. There is extensive copper oxide mineralization on the surface at the Las Lomitas centre of mineralization and there are many small scale miners' pits, shafts and trenches. The host rocks are permeable altered acid pyroclastics (epidote-quartz-carbonate-haematite$\pm$magnetite) which are similar to the Candelaria model and the surface material is underlain by a large 1km x 2km open IP chargeability anomaly, possibly reflecting a primary sulphide source. Only one percussion hole was drilled just off the southern boundary of the tenements and it bottomed in a disseminated pyrite $\pm$ chalcopyrite mixed in with propylitically altered acid pyroclastics with feldspar porphyry dykes. 2km on strike to north east is the second centre of copper $\pm$ gold mineralization in an altered zone amid two similar diorite/quartz diorite plugs. This second centre of mineralization is called the Cortez. Both the Cortez and the Las Lomitas systems could be part of a larger copper $\pm$ gold, silver system. The overall dimensions of the larger system could be 1km x 5km which would provide sufficient space for a minimum 200 - 300 Mt deposit.

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia. The tenements cover approximately 900 square kilometers and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen or the "HCO".

Under the terms of the Letter of Intent, the Company has a 50% equity in all tenements and has the right to increase this equity to 75% by completing a bankable feasibility study on any project within the tenement holding. The Company is the Manager of the project and must keep all tenements in good standing. An amount of approximately $87,000 was paid to Ripplesea as reimbursement of Ripplesea's target generation costs, the undertaking of geophysical and geological desk studies on the project area tenements and reports thereon, an independent valuation report of the project areas and initial tenement application costs.

All the projects are located within the HCO, a 400 kilometers long by 70-100 kilometer wide belt of strongly metamorphosed and deformed volcanic, sedimentary and intrusive Proterozoic rocks which host a wide variety of mineralization styles including Ni-Cu-PGE, gold and base metals. Australia's most advanced chromitite hosted PGE deposit occurs within the province at the Panton Sill, where a feasibility study is nearing completion. The current resource at Panton Sill stands at 4.3 million ozs PGE+gold. A second feasibility study is also underway on the nearby Sally Malay nickel-copper deposit where an open cut and underground mining operation is scheduled to commence at the end of 2003.

The Company's tenements have a number of interpreted mafic/ultramafic intrusions that require systematic assessment for their Ni-Cu-PGE potential.

Initial exploration involved the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information. Desk studies recently carried out for and on behalf of the Company by Thundelarra Exploration Ltd. geologists employing Thundelarra's extensive data base of information on the East Kimberley Region of Western Australia, have identified important new targets for exploration. Field exploration will commence in the winter months after the monsoon season, and will involve geological mapping and stream sediment sampling of prospective areas outlined from the regional studies.

Special resolutions passed by shareholders at the Company's annual general/special meeting held on July 30, 2002 included the alteration of authorized share capital by the creation of Series "A" Preferred Shares and the subscription of an aggregate of 2,500,000 units of the Company by Ioma Pty Ltd and the change of control of the Company resulting from the issuance of the shares and warrants to Ioma Pty Ltd. were approved and confirmed by the required minimum of three-quarters of the votes cast by the shareholders present in person or represented by proxy at the meeting.

The coming year will be an exciting one for the Company, it is to be hoped with the early confirmation of an IOCG discovery arising out of the memorandum of understanding with International PBX Ventures and new exploration of the East Kimberley region of Western Australia for base metals, platinum and palladium discoveries.

On behalf of the Board of Directors, your directors would like to thank all of our shareholders for their patience and understanding during the year - regretfully, once again, a difficult year for most junior mining companies. Directors would also like to thank all of our officers and consultants for their tireless efforts on behalf of the Company. Together we commit to achieving value for the shareholders of the Company during the coming year which management believes will be of profound importance to the Company.

Dated this 13th day of June 2003
Vancouver, British Columbia

"Jeremy Caddy"

Jeremy Caddy,
President, CEO and Director